August 30, 2018

VIA EDGAR TRANSMISSION

William H. Thompson, Accounting Branch Chief

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:      Energy Co of Parana

Form 20-F for the Fiscal Year Ended December 31, 2017

Filed May 15, 2018

Form 6-K Filed July 3, 2018

File No. 1-14668

Dear Mr. Thompson:

By letter dated August 16, 2018, you provided certain comments on the annual report on Form 20-F of Companhia Paranaense de Energia – COPEL (the “Company,” “Copel” or “we”) for the year ended December 31, 2017 (the “2017 Form 20-F”) and on the quarterly financial information furnished by the Company on Form 6-K on July 3, 2018 (the “Quarterly Report”). This letter sets forth our responses to these comments. For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Comment 1:

Form 20-F For Fiscal Year Ended December 31, 2017

Note 2 Concessions and Authorizations

2.1.1 Compagas, page F-12

Please tell us what the fair value of assets from the indemnity for the concession represents and whether the amount should agree to the fair value of assets from the indemnity for the concession revenue disclosed in Note 32.

Response:

The indemnity for the concession represents a receivable from the state government relating to reimbursement for concession assets, which is recorded at fair value and is receivable at the end of the term of the related gas concession contract. The Accounts receivable related to the concession at December 31, 2017, totaled R$303,668 thousand which included increases in the year ended December 31, 2017 described in Note 10.5 of (i) R$154,800 thousand transfer from intangible assets resulting from change to the end of the term of the concession contract from 2024 to 2019, as defined in Supplementary Law 205 on December 7, 2017, (ii) the recurring transfer from intangible assets in the amount of R$24,609 thousand and (iii) net operating revenue relating to the fair value increase of R$40,881 thousand.

The fair value of assets from the indemnity for the concession, included in net operating revenue in the amount of R$57,080 thousand, disclosed in Note 32, relates to (i) the variation of the fair value of the indemnity receivable related to the gas concession contract during 2017 in the amount of R$40,881 thousand as described above and (ii) the variation in the fair value of the indemnity receivable related to an energy distribution concession during 2017 in the amount of R$16,199 thousand.

Comment 2:

Form 20-F For Fiscal Year Ended December 31, 2017

Note 13 Taxes

13.3 Other taxes recoverable and other tax obligations, page F-55

We note that the IR and CSLL to be offset against liability and is substantially less than IR and CSLL to be offset against asset are different for each year presented. Please tell us where the difference between the offsets is presented. In addition, we note PIS/Pasep and Cofins to be offset against liabilities and PIS/Pasep and Cofins to be offset against asset disclosed in 13.3 are different for each period presented. Please also tell us where the difference between the offsets is presented.

Response:

Brazilian Federal Tax Law authorizes companies to offset their Income Tax (Imposto de Renda - IR) and Social Contribution (Contribuição Social Sobre o Lucro Líquido - CSLL) liabilities against other federal taxes including PIS / Pasep and Cofins, Withholding Income Tax (Imposto sobre a Renda Retido na Fonte - IRRF) and Interest on Own Capital (Juros sobre Capital Próprio - JSCP). This offsetting of financial assets and liabilities also complies with IAS 32.42 and the Company had both the legal right and the intention to proceed with it. The balances offset as at the balance sheet dates are reflected in both Notes 13.1 and 13.3. The total amount of assets and liabilities being offset at the balance sheet dates in those footnotes are equal as demonstrated in the table below:

	12.31.2017	12.31.2016

IR and CSLL assets to be offset against IR and CSLL liabilities	(275,997)	(506,538)
IR and CSLL assets to be offset against PIS/Pasep and Cofins liabilities	(116,963)	(39,819)
IR and CSLL assets to be offset against IRRF on JSCP liability	(43,018)	(29,841)
IR and CSLL to be offset against liability (Note 13.1)	(435,978)	(576,198)

PIS/Pasep and Cofins assets to be offset against liabilities	(4,202)	(47,810)
PIS/Pasep and Cofins assets to be offset against liabilities (Note 13.3)	(4,202)	(47,810)
Total of current assets to be offset against liabilities	(440,180)	(624,008)

IR and CSLL to be offset against asset	(275,997)	(506,538)
IR and CSLL to be offset against asset (Note 13.1)	(275,997)	(506,538)

PIS/Pasep and Cofins liabilities to be offset against PIS/Pasep and Cofins assets	(4,202)	(47,810)
PIS/Pasep and Cofins liabilities to be offset against IR and CSLL assets	(116,963)	(39,819)
PIS/Pasep and Cofins to be offset against assets (Note 13.3)	(121,165)	(87,629)

IRRF on JSCP liabilities to be offset against IR and CSLL assets	(43,018)	(29,841)
IRRF on JSCP liabilities to be offset against IR and CSLL assets (Note 13.3)	(43,018)	(29,841)
Total of current liabilities to be offset against assets	(440,180)	(624,008)

Comment 3:

Form 20-F For Fiscal Year Ended December 31, 2017

Note 30 Provisions for legal claims

30.2 Contingent liabilities

30.2.1 Classification of actions rated as possible losses, page F-111

Please clarify whether the contingent liabilities listed in the table are reasonably possible losses or probable losses. If cash outflows are probable, please explain to us why no provisions are recognized.

Response:

The contingent liabilities listed in the table are reasonably possible losses. We will clarify this in future filings.

Comment 4:

Form 6-K Filed July 3, 2018

Note 35 Operating Segments, page 70

Please disclose segment information for the corresponding quarter of the previous year in future filings.

Response:

We confirm that we will disclose the segment information of the corresponding quarter of the previous year in future filings.

*   *   *   *   *

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +55 (41) 3331-4011 or Nicolas Grabar or Francesca Odell of Cleary Gottlieb Steen & Hamilton LLP at +1 (212) 225-2414 or +1 (212) 225-2530, respectively.

Sincerely,

/s/ Adriano Rudek de Moura

Adriano Rudek de Moura

Chief Financial Officer and Investor Relations

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